Exhibit 99.1

Adagene Expands Scientific and Strategic Advisory Board with Appointment of David Gandara, M.D.

- Dr. Gandara, Professor and Senior Advisor to the Thoracic Oncology Program at University of California
Davis, brings deep expertise and strategic vision in cancer drug and biomarker development-

SAN DIEGO and SUZHOU, China, January 19, 2022 – Adagene Inc. (“Adagene”) (Nasdaq: ADAG), a biotech company committed to transforming the discovery and development of novel antibody-based immunotherapies, today announced the appointment of David Gandara, M.D., to its Scientific and Strategic Advisory Board (the “SAB”). Dr. Gandara, Professor Emeritus and Senior Advisor of the Thoracic Oncology Program at University of California Davis Comprehensive Cancer Center (UCDCCC), brings deep knowledge and understanding to the immuno-oncology field, and he is recognized for his translational research and clinical work in cancer drug and biomarker development.

Dr. Gandara commented, "I am delighted to join Adagene’s SAB at such an exciting time in the company's evolution. Adagene’s innovative antibody-based technology platform has the potential to advance the next generation of immuno-oncology treatments. I look forward to working alongside the impressive team to execute on the company’s mission to bring transformative new cancer therapeutics to patients around the world.”

“We are thrilled to welcome Dr. Gandara to our SAB as a leading researcher and physician, as well as a thought leader in biomarker-driven strategies for lung cancer therapies,” said Peter Luo, Ph.D., Co-Founder, Chief Executive Officer and Chairman of the Board of Adagene. “We look forward to Dr. Gandara’s insights, especially on the heels of the recently initiated trial in Singapore evaluating ADG106 in combination with Nivolumab in patients with advanced non-small cell lung cancer. More broadly, we value his inputs as we accelerate the global clinical development of our rapidly expanding pipeline, including novel combination therapies. Together we look forward to maximizing the potential of our platform to transform immunotherapy for cancer patients across the world.”

Dr. Gandara has received numerous awards, authored over 450 publications, and presented his work at meetings nationally and internationally. He is a co-leader at Lung MAP, a precision medicine umbrella clinical trial for the development of biomarker-driven strategies for new therapies in lung cancer. His current research includes the development of preclinical modeling and clinical research in lung cancer. Recently, he was appointed Chief Medical Officer of the International Society for Liquid Biopsy. Prior to his present roles, he was president of the International Association for Study of Lung Cancer, as well as treasurer and BOD member of the American Society of Clinical Oncology (ASCO). He has previously served as chair of the Lung Committee for the Southwest oncology group (SWOG) and is founding co-chair of the NCI Investigational Drug Steering Committee (IDSC). Dr. Gandara obtained his M.D. from University of Texas Medical Branch at Galveston, and he completed his clinical training as a resident at Madigan Army Medical Center, and as a Fellow in hematology and oncology at Letterman Army Medical Center. He received his B.A. at the University of Texas, Austin.

For more information about members of the Adagene Scientific and Strategic Advisory Board, visit: https://www.adagene.com/about/key-advisors/

About Adagene

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biotech company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address unmet patient needs. Powered by its proprietary Dynamic Precision Library (DPL) platform, composed of NEObody™, SAFEbody®, and POWERbody™ technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. Adagene has forged strategic collaborations with reputable global partners that leverage its technology in multiple approaches at the vanguard of science.

For more information, please visit: https://investor.adagene.com.

SAFEbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, and the European Union.

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding the potential implications of clinical data for patients, and Adagene’s advancement of, and anticipated clinical activities, clinical development, regulatory milestones, and commercialization of its product candidates. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations, and the impact of the COVID-19 pandemic on Adagene’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Internal Contact:

Ami Knoefler
Adagene
650-739-9952
ir@adagene.com

External Contact:

Bruce Mackle
LifeSci Advisors
646-889-1200
bmackle@lifesciadvisors.com